

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via E-mail</u>
Mr. Neil Kleinman
Chief Executive Officer
Silverstar Mining Corp.
350 East 82nd Street, Suite 16D
New York, NY 10028

> **Re: Silverstar Mining Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2011**
> **File No. 333-140299**

Dear Mr. Kleinman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Raquel Howard for

Craig Arakawa
Staff Accountant
Office of Beverages, Apparel and
Mining